[PUBLICIS GROUPE SA LOGO]


-------------------------------------------------------------------------------
                           Consolidated interim report

                            (for the six months ended
                                 June 30, 2003)

-------------------------------------------------------------------------------

                              Publicis Groupe S.A.

      A French Societe Anonyme with fully-paid capital of (euro)78,125,683

         Registered office: 133 avenue des Champs Elysees - 75008 Paris

                      Fiscal year: January 1 to December 31

                        542 080 601 RCS Paris - APE 741J


I-       CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2003

----------------------------------------------------------------------------------------------------------------------
                   (in millions of euros)                      NOTE      SIX MONTHS     SIX MONTHS      YEAR ENDED
                                                                           ENDED           ENDED         DEC. 31,
                                                                          JUNE 30,       JUNE 30,          2002
                                                                            2003           2002
----------------------------------------------------------------------------------------------------------------------
RECONSTITUTED BILLINGS                                                  15,334          9,707          24,751
----------------------------------------------------------------------------------------------------------------------
REVENUES                                                                 1,870          1,176           2,926
----------------------------------------------------------------------------------------------------------------------
Salaries and related expenses                                           (1,100)              (688)     (1,659)
Other operating expenses                                                      (465)          (304)           (756)
                                                                              -----          -----           -----
Total operating expenses                                                (1,565)              (992)     (2,415)
Other operating income                                                           9             10              22
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION                          314            194             533
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense (excluding goodwill       4.9            (65)           (42)           (104)
and other intangibles arising on acquisition)
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE AMORTIZATION OF INTANGIBLES                            249            152             429
----------------------------------------------------------------------------------------------------------------------
Amortization of intangibles arising on acquisition other        4.9            (16)           (10)            (24)
than goodwill
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               233            142             405
----------------------------------------------------------------------------------------------------------------------
NET FINANCIAL COSTS                                            4.10            (33)            (7)            (28)
----------------------------------------------------------------------------------------------------------------------
INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES, EXCEPTIONAL                     200            135             377
ITEMS AND GOODWILL AMORTIZATION
----------------------------------------------------------------------------------------------------------------------
Exceptional items                                              4.11             (1)            (3)             (3)
Income taxes                                                   4.12            (79)           (45)           (132)
----------------------------------------------------------------------------------------------------------------------
NET INCOME OF CONSOLIDATED COMPANIES                                           120             87             242
----------------------------------------------------------------------------------------------------------------------
Equity in net income of non-consolidated companies                               3              2               3
----------------------------------------------------------------------------------------------------------------------
Net income before goodwill amortization                                        123             89             245
----------------------------------------------------------------------------------------------------------------------
OF WHICH GROUP INTERESTS                                                       112             75             216
----------------------------------------------------------------------------------------------------------------------
Goodwill amortization                                           4.9            (46)           (20)            (69)
----------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE MINORITY INTERESTS                                            77             69             176
----------------------------------------------------------------------------------------------------------------------
Minority interests                                                             (12)           (14)            (29)
----------------------------------------------------------------------------------------------------------------------
GROUP NET INCOME                                                                65             55             147
----------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
-----------------------------------------------------------------------------------------------------------------------
Basic:
------
Number of shares, basic (thousands)                                    182,820         139,699         146,262
Net earnings per share                                                       0.36            0.39         0,99
Net earnings per share before amortization of goodwill and other
intangibles arising on acquisition                                           0.69            0.60            1.63
Diluted:
--------
Number of shares, diluted (thousands)                                  228,996         156,286         171,026
Net earnings per share- diluted                                              0.32            0.41            0.97
Net earnings per share before amortization of goodwill and other
intangibles arising on acquisition - diluted                                 0.59            0.60            1.51
-----------------------------------------------------------------------------------------------------------------------


II-    Consolidated balance sheet at June 30, 2003


-----------------------------------------------------------------------------------------------------------
                                                           NOTE         JUNE 30,          December 31,
                 (in millions of euros)                                   2003                2002
-----------------------------------------------------------------------------------------------------------

Goodwill, net                                              4.1        2,600                3,028
Intangible assets, net                                     4.1        1,002                       879
Property and equipment, net                                4.2               538                  599
Investments and other financial assets, net                                  108                   98
Investments accounted for by the equity method                                23                   33

Non current assets, net                                               4,271                4,637

Inventory and costs billable to clients                                      283                  295
Accounts receivable                                                   3,706                3,663
Other receivables                                                     1,084                       951
Oceane redemption premium                                  4.3               221                  227
Marketable securities                                      4.4                59                  342
Cash and cash equivalents                                                    944                  863

Current assets                                                        6,297                6,341

Total assets                                                         10,568               10,978
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                           NOTE         JUNE 30,          December 31,
                 (in millions of euros)                                   2003                2002
-----------------------------------------------------------------------------------------------------------

Capital stock                                                                 78                   78
Additional paid-in capital and retained earnings                             729                  928
Other equity (ORANE)                                                           -                  495

SHAREHOLDERS' EQUITY                                       4.5               807           1,501

MINORITY INTERESTS                                                            90                  100

ORANES                                                                       495

PROVISIONS FOR CONTINGENCIES AND CHARGES                   4.6        1,050                1,169

Bank borrowings and overdrafts                             4.7        2,777                2,762
Accounts payable                                                      3,538                3,832
Accrued expenses and other liabilities                                1,811                1,614

BANK BORROWINGS AND CURRENT LIABILITIES                               8,126                8,208

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           10,568               10,978
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
NET FINANCIAL DEBT                                                    1,553                1,330
-----------------------------------------------------------------------------------------------------------


III-   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN JANUARY 1, 2002 AND JUNE 30, 2003

------------------------------------------------------------------------------------------------------------------------
                                                                                         ADDITIONAL
                                                                                           PAID-IN
     NUMBER                        in millions of euros                  CAPITAL STOCK   CAPITAL AND        TOTAL
   OF SHARES                                                                              RETAINED      SHAREHOLDERS'
                                                                                          EARNINGS         EQUITY

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     139,599,996  DECEMBER 31, 2001                                              56           227              283
      56,481,133  Publicis Groupe S.A. capital increase                          22           968              990
                  ORANE issue - fair value                                        -           495              495
                  Dividends paid by Publicis Groupe S.A. (including               -           (32)             (32)
                  dividends paid in respect of ORANE)
                  Translation adjustment                                          -           (48)             (48)
                  Adjustment in the allocation of the Zenith (50%)                -           (16)             (16)
                  purchase price, previously equity for under the
                  equity method
                  Additional amount on the CVRs falling due in March              -            (1)              (1)
                  Other movements                                                 -            (1)              (1)
                  Consolidated net income, Group interest                         -           147              147
     196,081,129  DECEMBER 31, 2002 BEFORE NEUTRALIZATION OF TREASURY            78     1,739            1,817
                  STOCK
------------------------------------------------------------------------------------------------------------------------
    (12,790,600)  Neutralization of treasury stock existing at December           -          (316)            (316)
                  31, 2002 (1)
     183,290,529  DECEMBER 31, 2002 AFTER NEUTRALIZATION OF TREASURY             78     1,423            1,501
                  STOCK
------------------------------------------------------------------------------------------------------------------------
                  Dividends paid by Publicis Groupe S.A.                                      (47)             (47)
                  Translation adjustment                                          -          (205)            (205)
          17,882  Publicis Groupe S.A. capital increase                           -             -                -
       (784,804)  Negative variance on Publicis / Somarel / MLMS /                -           (13)             (13)
                  MLMS2 merger
                  Consolidated net income for the first half-year,                -            65               65
                  Group interest
                  ORANE classification under other equity (2)                     -          (495)            (495)
  195,314,207     JUNE 30, 2003 BEFORE NEUTRALIZATION OF TREASURY STOCK          78     1,044            1,122
------------------------------------------------------------------------------------------------------------------------
    (12,768,870)  Neutralization of treasury stock existing at June               -          (315)            (315)
                  30, 2003 (1)
  182,545,337     JUNE 30, 2003 AFTER NEUTRALIZATION OF TREASURY STOCK           78           729              807
------------------------------------------------------------------------------------------------------------------------


(1) Following a decision made in the second half of 2002 to cease allocation of treasury stock exclusively to employee stock programs, the treasury shares held at the period end are now deducted from shareholders' equity

(2)  ORANEs   recorded  in  the  balance   sheet  at  December  31,  2002  under
     shareholders' equity are now recorded under the heading "Other equity"

IV-    CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                SIX MONTHS     Six months      Year ended
                           (in millions of euros)                                 ENDED      ended June 30,     Dec. 31,
                                                                              JUNE 30, 2003       2002            2002
-----------------------------------------------------------------------------------------------------------------------------

I-  CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------

Net income before minority interests                                                   77             69             176
Gain (loss) on sale of fixed assets (before tax)                                        1             (1)              4
Depreciation and amortization on non current assets                                   127             72             197
                                                                              -----------------------------------------------
SELF-FINANCING ABILITY                                                                205            140             377

Equity in net income of non-consolidated companies                                     (3)             1              (3)
Dividends received from investments accounted for under the equity method               1              0               1
Amortization of the bond redemption premium and additional interest on OBSA             9                             16
Restructuring expenses                                                                (92)             -               -
Change in working capital requirements                                               (213)           (99)            183
                                                                              -----------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                   (93)            42             574

II- CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------
Purchases of property and equipment and intangible assets                             (47)           (31)            (74)
Sales of property and equipment                                                        11             13              15
Purchases of investments and other financial assets, net                               (3)             4              (5)
Acquisitions of subsidiaries (1)                                                      (30)           (14)            (75)
Disposal of subsidiaries                                                                -              -               -
                                                                              -----------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                   (69)           (28)           (139)

III- CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------
Payment of Contingent Value Rights attached to shares provided a                        -           (196)           (196)
consideration for Saatchi & Saatchi
Dividends paid to shareholders of Publicis Groupe S.A. (2)                            (47)           (31)            (32)
Dividends paid to minority shareholders of subsidiaries                               (17)           (17)            (26)
Increase in capital                                                                     -              1
Change in borrowings                                                                 (115)           719             445
Share repurchases                                                                       -              -            (180)
CHANGE IN TREATMENT OF TREASURY SHARES (3)                                              -              -            (138)
                                                                              -----------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                  (179)           476            (127)


IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                                              (21)            (6)            (76)
----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
  NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III+IV)                            (362)           484             232
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at the beginning of the period                        1,205                799             799
Negative bank balances at the beginning of the period                                (490)          (316)           (316)
                                                                              -----------------------------------------------
Net cash position at the beginning of the period                                      715            483             483

Cash and cash equivalents at the end of the period                              1,003          1,247           1,205
Negative bank balances at the end of the period                                      (650)          (280)           (490)
                                                                              -----------------------------------------------
Net cash position at the end of the period                                            353            967             715
                                                                              -----------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                              (362)           484             232
(1)   After deducting the net cash of the companies acquired ((euro)22 million in net cash of Bcom3 Group acquired in 2002)
(2)   Including(euro)2 million ORANE coupons paid in the second half of 2002
(3)   Following the decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs

V-       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts expressed in millions of euros, except per share data)

1-  ACCOUNTING POLICIES

Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries ("Publicis") have been prepared in accordance with the new rules and accounting policies applicable to consolidated financial statements in France ("nouvelles regles et methodes relatives aux comptes consolides") approved by the ministerial order of June 22, 1999 which enacted rule 99-02 of the French accounting rules and regulation committee (Comite de Reglementation Comptable or CRC), in additional to the French national accounting committee's ("CNC's") recommendation of March 1999 with regard to interim financial statements.

As of January 1, 2003, Publicis changed its presentation of the consolidated income statement, reclassifying the amortization related to intangible assets arising from the allocation of the acquisition price to separately identifiable assets and liabilities, which was previously presented under "amortization of goodwill", within the new specially created account heading "amortization of intangibles arising on acquisition".

This had the following impact on the income statement lines concerned:


     (in millions of euros)      Financial statements for the six months       Financial statements for the year
                                           ended June 30, 2002                      ended December 31, 2002
                                 -----------------------------------------  ----------------------------------------
                                  Pro forma      Reclass-     Published      Pro forma     Reclass-      Published
                                                Ification                                 ification
                                  ---------     ----------    ---------      ---------    ---------      ---------
Amortization of intangibles           (10)           (10)           -            (24)         (24)             -
arising on acquisition
Amortization of goodwill              (20)            10          (30)           (69)          24            (93)
                                                     ---                                      ---
                                                       0                                        0

In addition, beginning with the interim financial statements for the half year ended June 30, 2003, the Group has decided to apply the recommendations published by the COB on June 30, 2003 in a document entitled "Information concerning the criteria affecting the classification of hybrid financial instruments in consolidated financial statements".
As a result of this decision, ORANEs are now classified under "other equity" rather than "shareholders' equity" and the recognition of interest paid in respect of ORANEs is now treated as a financial cost and no longer as a distributed dividend.


2-  CHANGES IN THE SCOPE OF CONSOLIDATION DURING FIRST HALF 2003

The main change in the scope of consolidation during the first half of 2003 when compared to the first half of 2002 results from the acquisition of Bcom3, which occurred in September 2002. The former Bcom3 Group has been integrated within the Groupe Publicis accounts since September 24, 2002, and is therefore included in the consolidated financial statements for the period beginning on September 24 and ending on December 31, 2002.

The main captions of the consolidated income statement for first half 2002 based on the assumption that Bcom3 had been acquired on January 1, 2002, would have been as follows:

--------------------------------------------------------------------------------
                                                 Pro forma consolidated accounts
                    (in millions of euros)       Six months ended June 30, 2002
                                                        2002 exchange rates
--------------------------------------------------------------------------------
Revenues                                                      2,138
--------------------------------------------------------------------------------
Operating income before depreciation and amortization              346
--------------------------------------------------------------------------------
Operating income before amortization of intangibles arising        269
on acquisition
--------------------------------------------------------------------------------
Operating income *                                                 250
--------------------------------------------------------------------------------
Group share of income after tax and before the amortization        120
of goodwill
--------------------------------------------------------------------------------
TOTAL NET INCOME                                                    91
--------------------------------------------------------------------------------
GROUP NET INCOME                                                    72
--------------------------------------------------------------------------------

* before goodwill amortization


The scope of consolidation was also widened during this period, when compared to the first half of 2002, as a result of other acquisitions of smaller-sized agencies, including DIRECT 'n' MORE, Stella SAS, Publicis Arredondo de Haro, Van Sluis Consultants, and JKL Stockholm.
The total impact of all of these acquisitions was an increase of 1% in Group revenue and a decrease of 0.3% in the Group's net income before goodwill amortization.

No significant disposal took place during the first half of 2003.


3-  SUBSEQUENT EVENTS

-    OCEANE - 0.75% actuarial-- July 2008

     The convertible five-year bond redeemable into existing or new shares (OCEANE) issued on July 8, 2003 for a total face value of (euro)672 million is composed of 23,172,413 bonds of (euro)29 (representing a premium of 23% over the Publicis share reference price at the time of the issue), issued at par and bearing interest at the annual rate of 0.75%.

     These bonds will be redeemed in full at par at their maturity, on July 17, 2008. However, they may be amortized prior to maturity, either via a market call or via public purchase or exchange offers, at any time on or after July 18, 2003.

     In addition, in the event that the price of the share exceeds 130% of the early redemption price, Publicis retains the right to request an amortization at any time on or after December 15, 2005 and no later than July 16, 2008 at the early redemption price equal to par raised by accrued interest.

     Bond holders may request the conversion or exchange of bonds at any time on or after August 26, 2003 and no later than the seventh working day preceding their maturity, at a parity of one share per bond. Shares issued may, at the discretion of the Company, be either existing or new shares.

-    CREDIT LINKED NOTES

     In July 2003, Publicis signed a term sheet for a (euro)380 million investment in Credit Linked Notes (CLNs) backed by its own signature.

     The main  characteristics  of these CLNs are as follows:
     -  Maturity:  June 2022,
     -  Fixed interest rate,  payable in cash  (actuarial  rate of 8.6%),
     -  Constant rate of amortization of 10% beginning in June 2013.

     Should Publicis experience a credit event with respect to its financial commitments prior to June 2022, the CLNs will mature early, and the settlement to Publicis will consist of instruments representing its own debt in proportions defined on a contractual basis and for a par value at least equivalent to that of the CLNs.

     The CLN issuer (an independent entity created for this purpose) will obtain the Publicis debt instruments forming the settlement in respect of the credit event by means of swaps with a major financial institution. This method will also be used to provide for standard cash settlement of CLNs.

     The repayment to Publicis of the principal represented by the CLNs will be backed by certain debt guarantees linked to debt securities issued in member states of the G7 or, if applicable, other marketable securities held by the CLN issuer. Payment to Publicis of the interest due with respect to the CLNs will be covered by the swaps mentioned in the previous paragraph. Deutsche Bank will bear the counterparty risk of these swaps.

     The CLNs will enable Publicis to further reduce net interest expense. By definition, this investment will have no impact on the Group's net debt, nor on its debt-to-equity ratio.

-    ZENITHOPTIMEDIA GROUP

     Pursuant to the agreements signed with Cordiant in September 2002, Publicis acquired Cordiant's 25% stake in ZenithOptimedia Group for the minimum amount specified in the contract, namely (pound)75 million (equivalent to (euro)107 million on the payment date, in August 2003). The complete ownership of ZenithOptimedia will enable Publicis to generate a complex of synergies between the Group's various companies active in the field of space purchasing.

-    GUARANTEE GIVEN IN FAVOR OF ISE (INTERNATIONAL SPORTS & ENTERTAINMENT AG)

     iSe, a joint venture created in 2003 by Publicis (45%), Dentsu (45%) and Sports Mondial (10%), has been selected as official partner for the "Hospitality and Prestige Ticketing" program of the 2006 FIFA World Cup(TM).

     In January 2005, iSe will be required to pay (euro)176 million to acquire its license from FIFA. The international football association has requested a bank guarantee effective until January 2005.

     With the approval of the Supervisory Board on June 17 and that of the Management Board on July 26, 2003, Publicis Groupe S.A. has deposited collateral with a bank in the amount of (euro)88 million.


4-     INFORMATION ON THE BALANCE SHEET AND THE INCOME STATEMENT

4.1  GOODWILL AND INTANGIBLE ASSETS



Changes in goodwill and other intangible assets, gross:

------------------------------------------------------------------------------------------------------------------
                                                                    GROSS BOOK VALUE
                                        --------------------------------------------------------------------------
        (in millions of euros)              GOODWILL            CLIENT         SOFTWARE AND          TOTAL
                                                            RELATIONSHIPS          OTHER
------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                          1,145                    184                46        1,375
------------------------------------------------------------------------------------------------------------------
Additions                                  2,231                    684                78        2,993
Disposals                                          (2)               (1)               (1)              (4)
Translation and other                            (130)              (20)               (1)            (151)
------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                          3,244                    847               122        4,213
------------------------------------------------------------------------------------------------------------------
Additions                                          55                 0                 4               59
Disposals                                          (5)                0               (25)             (30)
Translation and other                            (452)              171                 4             (277)
------------------------------------------------------------------------------------------------------------------
JUNE 30, 2003                              2,842             1,018                    105        3,965
------------------------------------------------------------------------------------------------------------------


Changes in accumulated amortization of goodwill and other intangible assets

------------------------------------------------------------------------------------------------------------------
                                                                      AMORTIZATION
                                        --------------------------------------------------------------------------
        (in millions of euros)              GOODWILL            CLIENT         SOFTWARE AND          TOTAL
                                                            RELATIONSHIPS          OTHER
------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                              152                5                 27                184
------------------------------------------------------------------------------------------------------------------
Additions                                      84                 11                51                146
Disposals                                      (1)               (0)                (2)               (3)
Translation and other                         (19)               (1)                (1)               (21)
------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                              216                15                75                306
------------------------------------------------------------------------------------------------------------------
Additions                                      46                 16                 6                 68
Disposals                                      (7)               (1)               (12)               (20)
Translation and other                         (13)                15                 7                 9
------------------------------------------------------------------------------------------------------------------
JUNE 30, 2003                                  242                45                76                363
------------------------------------------------------------------------------------------------------------------



4.2  PROPERTY AND EQUIPMENT, NET

Changes in gross property and equipment

--------------------------------------------------------------------------------------------------------
                                                                 GROSS VALUE
                                      ------------------------------------------------------------------
       (in millions of euros)               LAND AND               OTHER                  TOTAL
                                           BUILDINGS
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                74                  780                    854
--------------------------------------------------------------------------------------------------------
Consolidation scope additions                   138                  461                    599
Additions                                         0                   74                     74
Disposals                                        (2)                 (83)                   (85)
Translation and other                           (14)                 (98)                  (112)
--------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                               196            1,134                  1,330
--------------------------------------------------------------------------------------------------------
Consolidation scope additions                     0                    2                      2
Additions                                         0                   43                     43
Disposals                                         0                  (37)                   (37)
Translation and other                           (19)                   5                    (14)
--------------------------------------------------------------------------------------------------------
JUNE 30, 2003                                   177            1,147                  1,324
--------------------------------------------------------------------------------------------------------



Changes in accumulated depreciation of property and equipment

-----------------------------------------------------------------------------------------------
                                                       ACCUMULATED DEPRECIATION
                                        -------------------------------------------------------
        (in millions of euros)              LAND AND            OTHER              TOTAL
                                            BUILDINGS
-----------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                 19               484                503
-----------------------------------------------------------------------------------------------
Consolidation scope additions                      3               254                257
Additions                                          4                93                 97
Disposals                                         (1)              (62)               (63)
Translation and other                             (4)              (59)               (63)
-----------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                 21               710                731
-----------------------------------------------------------------------------------------------
Consolidation scope additions                      0                 1                  1
Additions                                         19                40                 59
Disposals                                          0               (43)               (43)
Translation and other                             (8)               46                 38
-----------------------------------------------------------------------------------------------
JUNE 30, 2003                                     32               754                786
-----------------------------------------------------------------------------------------------

4.3      OCEANE REDEMPTION PREMIUM

The gross  amount of the  Oceane  redemption  premium  at June 30,  2003 came to
(euro)239 million. The redemption premium is amortized via the actuarial method over the term of the loan, i.e. 16 years. At June 30, 2003, the accumulated amortization of the premium was (euro)18 million. The corresponding amount of the asset, net of amortization, is (euro)221 million at June 30, 2003.



4.4  MARKETABLE SECURITIES

As of June 30, 2003, the marketable securities had a net value of (euro)59 million, consisting mainly of mutual funds, certificates of deposit and bonds (where the market value of listed securities is slightly higher than their historic value).



4.5  SHAREHOLDERS' EQUITY

The analysis of changes in shareholders' equity is presented in Section III. We should like to reiterate that as a result of the decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs, treasury stock held in the Company's portfolio is now deducted from the Group share of consolidated shareholders' equity.

Changes in the portfolio of treasury stock between December 31, 2002 and June 30, 2003 are as follows:



------------------------------------------------------------------------------------------------------------------------
                                                       NUMBER OF     GROSS BALANCE    PROVISION FOR       NET VALUE
  (in millions of euros, except number of shares)       SHARES        SHEET VALUE      DEPRECIATION
------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK AT DECEMBER 31, 2002                 12,790,600             318               (2)             316
Exercised options                                      (28,041)              -                -                -
Publicis / Somarel / MLMS / MLMS2 merger                 6,311               -                -                -
                                                    --------------------------------------------------------------------
TREASURY STOCK AT JUNE 30, 2003                     12,768,870             318               (2)             316
------------------------------------------------------------------------------------------------------------------------


4.6  PROVISIONS FOR CONTINGENCIES AND CHARGES

-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
                             PENSIONS       LEGAL     DEFERRED   CLIENT   RESTRUC-   PROPERTY     OTHER       TOTAL
 (in millions of euros)     AND OTHER    PROVISIONS   TAX         RISKS   TURING     COMMIT-
                           POST-EMPLOYMENT            LIABILITIES                     MENTS
                             BENEFITS
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
DECEMBER 31, 2001                69          14           66          3       18         69        27          266
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
Consolidation scope             174          25          211          -      262        250        93      1,015
additions
Additions                        32          14            8          -        5         (5)       20           74
Reversals                       (30)        (15)          (8)         -      (16)       (12)      (31)        (112)
Translation and other           (11)         (2)         (30)         -      (12)       (18)        -          (73)
Other                             -          (1)           -          -        -          -         -           (1)
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
DECEMBER 31, 2002               234          35          247          3      257        284       109      1,169
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
Consolidation scope               -           -            -          -        -          -         -            -
additions
Additions                        19           4            1          -        7                    5           36
Reversals                       (18)         (7)          (5)         -      (88)       (25)      (18)        (161)
Translation and other            (8)         (1)          47          -      (40)       (15)       23            6
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------
JUNE 30, 2003                   227          31          290          3      136        244       119      1,050
-------------------------- ------------- ------------ ---------- -------- ---------- ---------- ---------- ------------

4.7  BANK BORROWINGS AND OVERDRAFTS


--------------------------------------------------------------------------- ---------------- -----------------
                                                                               JUNE 30,        December 31,
                           in millions of euros                                  2003              2002
--------------------------------------------------------------------------- ---------------- -----------------
2% debenture loan exchangeable into IPG securities - January 2007                  200              200
Oceane 2.75% - January 2018                                                        690              690
Oceane 2.75% - January 2018 - redemption premium                                   239              239
OBSA 2.75% - September 2022 - bond component (1)                                   456              449
OBSA - subscription warrants with an exercise price of(euro)30.5 (2)               192              197
Accrued interest                                                                    11               13
Other loans and short-term credit lines                                            173              303
Bank overdrafts                                                                    650              490

Obligations under capital leases                                                   166              181
--------------------------------------------------------------------------- ---------------- -----------------
TOTAL                                                                        2,777            2,762
--------------------------------------------------------------------------- ---------------- -----------------

(1)The value of the bond component of the OBSA corresponds to the present value of the former, using a discount rate of 8.5%.

(2)The amount  corresponds  to the fair  value of the  warrants,  equivalent  to
   (euro)197 million at the acquisition date, minus the repaid portion of the 20-year amortization period.



Net debt, after deducting cash, cash equivalents and marketable securities, comes to:


--------------------------------------------------------------------------------
            (in millions of euros)                   JUNE 30,       December 31,
                                                       2003             2002
--------------------------------------------------------------------------------
Net debt                                               1,553            1,330
--------------------------------------------------------------------------------


ANALYSIS BY DATE OF MATURITY

--------------------------------------------------------------------------------
                      .                             JUNE 30,       December 31,
           (in millions of euros)                     2003             2002
--------------------------------------------------------------------------------
Due in less than one year                                 845              751
Due in one to five years                                  244               93
Due in more than five years                         1,688            1,918
--------------------------------------------------------------------------------
TOTAL                                               2,777            2,762
--------------------------------------------------------------------------------


ANALYSIS BY CURRENCY

--------------------------------------------------------------------------------
                                                     JUNE 30,       December 31,
            (in millions of euros)                     2003             2002
--------------------------------------------------------------------------------
Euros                                               2,030            1,883
U.S. Dollars                                              539              699
Other currencies                                          208              180
--------------------------------------------------------------------------------
TOTAL                                               2,777            2,762
--------------------------------------------------------------------------------


ANALYSIS BY TYPE OF INTEREST RATE

Financial debt comprises fixed interest borrowings (which account for two thirds of the total debt at June 30, 2003) with an average rate for 2003 of 4.70% (this rate takes into account the additional interest related to the present value calculation of the OBSA bond component). The variable rate portion of the debt (one third of the total debt at June 30, 2003) has an average interest rate for 2003 of 2%.

4.8      OFF-BALANCE SHEET COMMITMENTS

The nature and amount of off-balance sheet commitments as described in the reference document for 2002, did not vary significantly with respect to December 31, 2002 and June 30, 2003.

They mainly comprise:
o        commitments given in respect of simple rental contracts
o the commitment to purchase 25% of Zenith Optimedia Group (please refer also to Note 3 - Subsequent events)
o the commitments relating to debenture loans issued by Publicis Groupe S.A., namely:
         - The 2% December 2001 IPG exchangeable debenture loan of (euro)200 million
         -   The 2.75% January 2002 Oceane of (euro)690 million

o        unused credit lines


As of June 30, 2003, there are no significant pledges or guarantees, nor any other significant off-balance sheet commitment as defined under applicable accounting standards.


4.9      DEPRECIATION AND AMORTIZATION EXPENSE

---------------------------------------------------------------------------------------------------------
                        (in millions of euros)                             JUNE 30,         June 30,
                                                                             2003             2002
---------------------------------------------------------------------------------------------------------
Amortization of other intangible assets                                        (6)              (4)
(excluding goodwill and intangibles arising on acquisition)
Depreciation of property and equipment                                        (59)             (38)
                                                                       ----------------------------------
DEPRECIATION AND AMORTIZATION OF OTHER INTANGIBLE ASSETS AND PROPERTY         (65)             (42)
AND EQUIPMENT
Amortization of intangibles arising on acquisition                            (16)              (9)
Amortization of goodwill                                                      (46)             (21)
                                                                       ----------------------------------

TOTAL DEPRECIATION AND AMORTIZATION                                          (127)             (72)
---------------------------------------------------------------------------------------------------------

The increase in goodwill amortization is essentially due to the additional impact of the Bcom3 acquisition.



4.10  NET FINANCIAL COSTS

---------------------------------------------------------------------------------------------------------
                        (in millions of euros)                             JUNE 30,         June 30,
                                                                             2003             2002
---------------------------------------------------------------------------------------------------------
Interest and other financialcosts, net                                         (30)              (7)
Exchange losses, net                                                            (1)               -
Dividends received from non-consolidated affiliates                              -                1
Accrued losses on financial assets                                              (2)              (1)
---------------------------------------------------------------------------------------------------------
TOTAL                                                                          (33)              (7)
---------------------------------------------------------------------------------------------------------

The increase in finance costs is chiefly attributable to borrowings related to the Bcom3 acquisition.


4.11  EXCEPTIONAL ITEMS

Exceptional items can be broken down as follows:

        ---------------------------------------------------------------------------------------------------------
                        (in millions of euros)                             JUNE 30,         June 30,
                                                                             2003             2002
        ---------------------------------------------------------------------------------------------------------

        Cessation of activity and downsizing measures                                    -                (5)

        Capital gain on the disposal of assets                                          (1)                2
                                                                               ----------------------------------
        EXCEPTIONAL ITEMS                                                               (1)               (3)
        ---------------------------------------------------------------------------------------------------------


4.12  INCOME TAXES

The effective tax rate was 39.6% for the first half of 2003, in line with the effective rate calculated on the basis of the most recently produced Group forecasts for the full-year 2003, compared with 34.1% for the first half of 2002 and 35.3% 2002 (which included Bcom3 for just three months), both percentages being recalculated according to the new presentation of the income statement (see V-1).

5-  SEGMENT INFORMATION

O        INFORMATION BY GEOGRAPHIC SEGMENT

--------------------------------------------------------------------------------------------------------------------
                                                            Other          North          Rest of
           (in millions of euros)                France     Europe        America          World          Total
--------------------------------------------------------------------------------------------------------------------

SIX MONTHS TO JUNE 30, 2003

Reconstituted billings                          1,031         3,818         8,487         1,998        15,334

Revenues                                              198           536           866           270     1,870

Operating income before depreciation and               54            74           169            17           314
amortization

Operating income before amortization of                47            55           139             8           249
intangibles arising on acquisition

Operating income                                       47            54           124             8           233

Net income after tax, Group interest *                  1            46            24            (6)           65

Goodwill, property and equipment and                  153           933     2,595               398     4,140
intangible assets, net

SIX MONTHS TO JUNE 30, 2002

Reconstituted billings                                936     2,853         4,870         1,048         9,707

Revenues                                              185           345           503           143     1,176

Operating income before depreciation and               48            60            73            13           194
amortization

Operating income before amortization of                33            48            63             8           152
intangibles arising on acquisition

Operating income                                       33            47            54             8           142

Net income after tax, Group interest *                 20            21            44             -            85

Goodwill, property and equipment and                  100           286           884           125     1,395
intangible assets, net

YEAR TO DECEMBER 31, 2002

Reconstituted billings                          1,885         7,047        13,044         2,769        24,745

Revenues                                              381           862     1,295               388     2,926

Operating income before depreciation and               77           148           261            47           533
amortization

Operating income before amortization of                63           120           213            33           429
intangibles arising on acquisition

Operating income                                       63           117           192            33           405

Net income after tax, Group interest *                 14            63           150            10           237

Goodwill, property and equipment and                  191           882     2,904               528     4,505
intangible assets, net

--------------------------------------------------------------------------------------------------------------------

(*) before goodwill amortization

O  INFORMATION BY BUSINESS SEGMENT

It is no longer meaningful to present two distinct business segments given the scale of the group's Communication division since its acquisition of Bcom3. The Group thus now operates in a single business segment. Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is designed to provide the Group's clients with a global, holistic service offering, which meets all of their communications needs

A segmental analysis of the Group by businesses segment is therefore no longer pertinent.


6-    OTHER INFORMATION


6.1  GROUP HEADCOUNT

Th Group had a headcount of 35,088 as of June 30, 2003, down from 35,681 as of December 31, 2002, due mainly to the restructuring program following the acquisition of Bcom3. The breakdown of employees by geographic segment is as follows:


--------------------------------------------------------------------------------
                                                       June 30,         Dec. 31,
                                                         2003             2002
--------------------------------------------------------------------------------
France                                                3,715            3,810
Other Europe                                         10,247           10,417
North America                                        11,082           11,409
Rest of World                                        10,044           10,045
--------------------------------------------------------------------------------
TOTAL                                                35,088           35,681
--------------------------------------------------------------------------------



6.2  SHARE SUBSCRIPTION PROGRAM

Outstanding options at June 30, 2003:

-------------------------------------------------------------------------------------------------------------------
                                                         PUBLICIS    FORMER SAATCHI  FORMER NELSON      TOTAL
                                                                     & SAATCHI S.O.    S.O. PLANS
                                                                          PLANS
-------------------------------------------------------------------------------------------------------------------

Options outstanding at December 31, 2002              4,322,785       80,503         282,154        4,685,442

Options awarded during the first half of 2003                    -            -                -              -

Options exercised during the first half of 2003        (1,000)       (16,882)        (10,041)       (27,923)
-------------------------------------------------------------------------------------------------------------------

OPTIONS OUTSTANDING AT JUNE 30, 2003                  4,321,785       63,621         272,113        4,657,519
-------------------------------------------------------------------------------------------------------------------


6.3  PARENT COMPANY CAPITAL STOCK

In light of the options that were exercised during the first half of the year and the reduction of 784,804 shares related to the Publicis / Somarel / MLMS / MLMS2 merger, the capital stock of Publicis Groupe S.A. increased from
(euro)78,432 thousand as of December 31, 2002 to (euro)78,126 thousand as of June 30, 2003, divided into 195,314,207 shares with a par value of (euro)0.40.

As of June 30, 2003 the ownership structure in terms of shareholdings and voting rights was as follows:


--------------------------------------------------------------------------------------------------------------
                                  SHARES OWNED              %             VOTING RIGHTS             %
                              --------------------------------------------------------------------------------

Elisabeth Badinter (1)        21,396,340                   10.95%     42,792,680                   15.59%

Dentsu Inc (1)                35,518,504                   18.19%     35,518,504                   16.26%

Treasury stock                12,768,870                    6.54%            -                          -

Public                        125,630,493                  64.32%     140,161,424                  64.16%
--------------------------------------------------------------------------------------------------------------
TOTAL                         195,314,207                 100.00%     218,472,608                 100.00%
--------------------------------------------------------------------------------------------------------------

(1) registered shares held in full-ownership and bear ownership form


VI-      ACTIVITY REPORT

Good and bad news came and went over the first half of 2003, but the period finally closed on an encouraging note. The first quarter was particularly unsettled, beginning with the geopolitical and economic uncertainties regarding the duration and consequences of war in Iraq, then the threat to Asian growth from the SARS epidemic. In Europe, a number of major markets displayed persistent weakness or suffered further deterioration. Admittedly the encouraging signs observed in the US at the end of the previous year were confirmed, but only within limits, since the war in Iraq led to the postponement of a number of campaigns. The North American market still appeared back on track for growth in the second quarter, with advertisers regaining confidence by stages and showing greater willingness to make commitments over the medium term, as reflected in firm trends for the booking of media space (e.g. the upfront TV market). The SARS outbreak has now been contained and the impact on advertising markets has been limited. Finally, some positive signs have emerged in Europe, with trends in Italian and German markets now steadier. However the good news should not be overstated, since other European markets have continued to contract as advertisers steer a highly cautious course, making earnings their prime concern at the expense of marketing investment. Moreover, the economic troubles of Brazil continue to stand in the way of growth in the Latin American market. Recession is not yet at an end. Nonetheless, the second half could set the scene for improvement next year with markets in North America and Asia continuing to grow and the European market starting to convalesce. However, the last point remains highly uncertain.

These trends naturally affected the business of Publicis Groupe SA. Revenues showed an organic decline of 1.2% in the first quarter, but confirmed recovery in North America and the beginnings of improvement in Europe brought a rise of 1.6% in the second, the first organic gain since the final quarter of 2001. All told, organic growth for the first half came to 0.2%. Over the period, the group made one of the market's strongest performances in new business, booking a net
(euro)950 million in the first quarter, then (euro)915 million in the second to make a total of nearly (euro)1.9 billion, with gains recorded in both advertising and media business.

Turning to strategic developments, the first half saw a further step in the consolidation of advertising markets with Cordiant Communications making its final exit. This change of ownership allowed us to buy out Cordiant's 25% interest in ZenithOptimedia earlier than anticipated, with the transaction concluded in August 2003 at a price of (pound)75 million.

Another significant development during the period was the merger of Publicis Groupe and Somarel (Somarel, MLMS and MLMS2) in accordance with the commitments given in 1998. At the Annual General Meeting of May 15, 2003, shareholders approved this transaction, which does away with an intermediate holding company and thus simplifies ownership of the group and makes it more transparent.

During the first half we devoted a great deal of time and energy to the integration of Bcom3, in particular for the related transfer of accounts from the D'Arcy network to other group entities. This process has so far gone entirely to plan and is now nearing completion. The former Bcom3 head office has now closed and nearly all D'Arcy assets have been successfully transferred, while other restructuring in areas such as back-office services and business premises is making good progress.

Most former Bcom3 staff members, in particular those working for D'Arcy, have been satisfactorily integrated. As regards D'Arcy, we have chosen to move ahead at a cautious pace to keep the risk of losing accounts to a minimum and this has so far proved a success, with CapitalOne the only client lost. In this, we have made every possible effort and considered all options, to adapt to client requirements and provide key employees with the scope they need.

Reorganization of two important areas of business also made good progress over the period. In healthcare communications, we rationalized our offering and set up Publicis Healthcare Group, while reorganization of specialized agencies and marketing services (SAMS) is nearing completion, with initiatives including reallocation of the assets of ARC Marketing and reorganization of iLeo.


STATEMENT OF INCOME

Consolidated  reconstituted billings for the six months to June 30, 2003 came to
(euro)15.3 billion, 58% more than the (euro)9.7 billion recorded in the same period of 2002, a strong rise reflecting consolidation of former Bcom3 business. While the rapid expansion of media buying business and the consolidation of Starcom MediaVest Group make this item less meaningful than in the past, in absolute terms it remains a significant indicator of the Group's business volumes.

Consolidated revenues for the first half of 2003 came to (euro)1,870 million, showing a vigorous 59% rise from (euro)1,176 million in the same period of 2003, again due to the consolidation of former Bcom3 agencies acquired at the end of September 2002.

Business for the period bore the full brunt of the euro's rise against a number of other currencies, in particular the US dollar. The negative impact of translation into euros was (euro)289 million altogether, of which (euro)202 million concerned the US dollar, with the average euro value of the dollar down nearly 19% from the first half of 2002 to the first half of 2003. Declines in the euro values of the British pound and the Brazilian real also had a significant negative effect on consolidated financial data. The positive contribution of acquisitions other than Bcom3, net of divestments, was (euro)8 million. The bulk of this results from consolidation of specialized agencies acquired in 2002, among them Stella, Direct n'More and Van Sluis Consultants.

At constant exchange rates and scope of consolidation, revenues showed a modest organic rise of 0.2%, reflecting a highly encouraging 1.6% gain in the second quarter, which thus saw the first organic revenue growth since the end of 2001. This overall figure reflected the combined effects of like-for-like performances that included a 3.7% decline in Europe and a rises of 1.9% in North America, as well as a rise of 9.7% in the Asia-Pacific area, a decline of 2% in Latin America and a rise of 9.4% for the rest of the world (i.e., Africa and the Middle East).

Payroll expense for the period came to (euro)1,100 million, or 58.8% of revenues. This represents a deterioration from 58.5% in the first half of 2002, but actually some improvement from the pro forma figure of 58.8% for 2002 including Bcom3. Other operating expense, amounting to (euro)465 million, declined from 25.9% of revenues in the first half of 2003 (25.4% pro forma) to 24.9% in the first half of this year as a result of cost-cutting measures taken in 2002 as well as first benefits of restructuring initiated at the end of 2002 for the integration of Bcom3. Total operating expense showed a year-on-year like-for-like decline.

Depreciation for the period amounted to (euro)65 million, up from (euro)42 million in the same period of 2002 due to consolidation of former Bcom3 agencies.

Income before depreciation and amortization rose 62% from (euro)194 million in the first half of 2002 to (euro)314 million in the first half of 2003. The ratio "Income before depreciation and amortization /revenues" represented 16.8% of revenues, up from 16.5% (16.2% pro forma) in the first half of 2002. Operating income before goodwill and intangible amortization rose 64% from 152 million in the first half of 2002 to (euro)249 million and operating margin (operating income before goodwill and acquisition-related intangibles/revenues) thus improved sharply from 12.9% (12.6% pro forma) to 13.3%. This good performance was a direct result of restructuring.

Amortization rose from (euro)10 million to June 30, 2002 to (euro)16 million for the period to June 30, 2003.

Net interest and other financial items represented a charge of (euro)33 million compared with a reported charge of only (euro)7 million a year earlier, but this was (euro)27 million on a pro forma basis allowing for the impact of Bcom3. The figure reflects a generally higher level of debt in the first half, but also more importantly a change in treatment of payments of interest on bonds redeemable in new or existing shares (ORANES). Up to December 31, 2002, these payments were considered as dividends, whereas they are now recorded as interest expense. The full-year impact of this change is (euro)7 million.

Before amortization of goodwill, consolidated net income excluding minorities came to (euro)112 million, or 49% more than the (euro)75 million reported in the first half of 2002.

Amortization of goodwill was up from (euro)20 million in the first half of 2002 to (euro)46 million in the first half of 2003, principally as a result of the Bcom3 transaction.

Minority interests eased from (euro)14 million to (euro)12 million. Following the acquisition in August 2003 of Cordiant's interests in ZenithOptimedia, minority interests can be expected to decline significantly in coming months.

After amortization of goodwill, net income excluding minorities came to (euro)65 million, showing a rise of 18% from (euro)55 million in the first half of 2002.

Before amortization of goodwill, earnings per share amounted to (euro)0.69 in the first half of 2003, showing a rise of 16% from (euro)0.60 in the same period of last year. Over the same period, fully diluted earnings per share eased 1% from (euro)0.60 to (euro)0.59.

BALANCE SHEET AND FINANCING

Consolidated  shareholders'  equity excluding  minority  interests declined from
(euro)1,006 million at December 31, 2002 to (euro)807 million at June 30, 2003 and minority interests from (euro)100 million to (euro)90 million, principally due to the negative impact of dollar to euro translation. Outstanding bonds redeemable in new or existing shares (ORANES) now classified as "other equity", represented an unchanged amount of (euro)495 million.

Net  financial  debt rose from  (euro)1,330  million  at  December  31,  2002 to
(euro)1,553 million at June 30, 2003. This was principally due to the high level of working capital requirement over the period as well as payments of restructuring charges and a decline in cash and equivalents. The impact of currency translation was limited since most debt is denominated in euros. The ratio of net debt to shareholders' equity including bonds redeemable in new or existing shares rose from 83% at December 31, 2002 to 111% at June 30, 2003.

Other balance sheet items varied little over the first half except for the impact of exchange-rate variations.

At the beginning of July 2003, Publicis Groupe took a fresh and successful initiative to refinance debt, as authorized by the Supervisory Board, issuing
(euro)672 million in bonds convertible into new or existing shares (Oceane). Maturing in five years, these pay interest at an annual rate of 0.75%. The main purpose of the issue was to make the most of highly favorable market conditions and replace short-term bank debt with longer-term, less costly bond debt.


FULL-YEAR OUTLOOK

Publicis made a particularly strong showing in new business during the first half, booking nearly (euro)1.9 billion in new accounts. This should back up expectations for the second half of the year, offsetting possible upsets on persistently soft Europe markets.

We are also paying close attention to profitability and the quality of financial management. We remain fully committed to our target of 15% operating margin in the second half of 2003. While this remains a challenge, it should not be out of reach unless some unforeseen event hits the market. We also need to make substantial efforts to enhance management of working capital requirement and treasury to reduce debt and preserve our financial leeway.

VII- STATUTORY AUDITORS' REPORT ON THE LIMITED REVIEW OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

       (Articles L. 232-7 of the French Commercial Code and 297-1 of the French ministerial order dated March 23, 1967)

(Free translation of the French original)

In our capacity as statutory auditors of Publicis Groupe S.A. and in accordance with article L. 232-7 of the FrenchCompany Law (Code de Commerce), we have performed the following procedures:

  o a limited review of the accompanying consolidated interim financial statements of Publicis Groupe S.A., relating to the period from January 1, 2003 to June 30, 2003, as attached to this report;

  o an examination of the information provided in the Company's interim report.

These interim consolidated financial statements are the responsibility of the Management Board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards.These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statementsdo not present fairly, in all material respects, the financial position of the Group and the result of its operations for the period then ended in conformity with French accounting principles.


We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our limited review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris,
September 9, 2003



                             The statutory auditors



        Mazars & Guerard                                   Ernst & Young Audit



       Frederic Allilaire                                      Bruno Perrin


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